BONTAN CORPORATION INC.
THREE MONTHS ENDED DECEMBER 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 25, 2010

          Index                           Section begins on

Overview	3
Business environment	4
Forward looking statements	12
Business plan	13
Results of operations	18
Liquidity and Capital Resources	23
Key contractual obligations	26
Off balance sheet arrangements	26
Transactions with related parties	26
Financial and derivative instruments	27
New accounting policies	28
Critical accounting estimates	29
Disclosure controls and procedures	29
Internal controls over financial reporting	29
Subsequent events	30
Public securities filing	30

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results, on a consolidated basis,  for Bontan Corporation Inc. for the three months ended December 31, 2009 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and nine  months ended December 31, 2009, unaudited Consolidated Financial Statements and Management Discussion & Analysis for the three months ended June 30, 2009 and for six months ended September 30, 2009  and the audited Consolidated Financial Statements and Annual Report in Form F-20 for the year ended March 31, 2009. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada, as applicable to interim financial statements.

This management discussion and analysis is prepared by management as at December 31, 2009. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended December 31, 2009, we completed acquisition of working interest in two licences and a permit to explore oil and gas in offshore location Israel (“offshore Israel Project”)as explained later in this report. A new subsidiary, Israel Petroleum Company, Limited (“IPC”) was registered in Cayman Island on November 12, 2009 in which we acquired 75% equity interest. IPC acquired 95.5% interest in the said licences and permit from PetroMed Corporation, Belize. As part of the acquisition of the Offshore Israel Project, contract of approximately US$ 12 million was also taken over by IUPC with Western Geophysical Company, a survey company which would undertake 2D and 3D seismic surveys of the areas covered under the Offshore Israel Project.  We signed agreements with International Three Crown Petroleum LLC ( “ITC”), a Colorado registered Company owned by Mr. Howard Cooper to manage the offshore Israel project. ITC owns 22.5% equity interest in IPC. During  the quarter, we began a new private placement to raise up to US$ 5.5 million to fund the Offshore Israel Project, this is explained later in the report.

The surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the quarter ended December 31, 2009 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts):

Quarter ended	Dec. 31	Sept. 30	June 30	Mar 31	Dec. 31	Sept.30	Jun-30	Mar-31
	2009	2009	2009	2009	2008	2008	2008	2008
Total Revenue	(82_	(542)	3	(150)	1	9	193	156
Net (loss) income	(683)	(763)	(206)	(266)	(276)	(127)	(20)	23
Working capital	(10,907)	1,564	1,542	1,432	1,694	3,164	6,231	5,174
Shareholders equity	6,809	1,572	1,552	1,441	1,705	3,175	6,237	5,180
Net loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$-	$-	$-

Number of common shares, options and warrants

These are as follows:

	As at December 31, 2009 (a) and (b)	As at February 25, 2010
Common shares issued and outstanding	57,141,762	65,156,762
Warrants issued and outstanding	64,446,978	73,039,478
Options granted but not yet exercised	4,825,000	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two  to seven years of their issuance or a period as may be extended from time to time, at average exercise price of US$1.54. These warrants have weighted average remaining contractual life of 4.18 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 1.02 years.

Business Environment

Risk factors

Acquisition of Offshore Israel Project has significantly increased the risk factors that the Company and its subsidiaries may be exposed to. Key risk factors are explained below:

Risks Related to our Business

We have a history of operating losses and may never achieve profitability in the future.

We have incurred significant operating losses. It is unlikely that we will generate significant revenues while we seek to complete our exploration and development activities in the offshore Israel project.  As of September 30, 2009, we had an accumulated deficit of approximately $34 million.  We do not have any proved reserves or current production of oil or gas. Our success is substantially dependent upon on the successful exploration, drilling and development of the offshore Israel project.  We cannot assure you that we will be profitable in the future.

The transfer of the Mira and Sarah licenses and the Benjamin permit to IPC Cayman is being disputed and has not yet been approved by the Israeli government, and such approval is not assured.

Under Israeli law, transfer of the Mira and Sarah licenses and Benjamin permit to IPC Cayman requires approval of the Petroleum Commissioner of the Ministry of National Infrastructures.  The approval will be dependent upon demonstration of financial and operational capability to the satisfaction of the Petroleum Commissioner.  Although IPC Cayman has initiated the approval process, there is no assurance that the approval will be obtained.  International Three Crown Petroleum has informed us that, in light of the dispute as to ownership of the Mira and Sarah drilling licenses and the Benjamin exploration permit, the Israel Petroleum Commissioner has declined to transfer the licenses and permit to IPC Cayman and has indicated to IPC Cayman that he will be terminating the permit and possibly the licenses.

Separately, International Three Crown Petroleum has informed us that because WesternGeco has not been paid its $12.5 million in full, it continues to refuse to turn over the seismic data and its interpretation, which IPC Cayman must deliver to the Israel Petroleum Commissioner as a condition of the Benjamin permit and the Mira and Sarah licenses.  Failure to deliver the seismic data and its interpretation is a default under the permit and licenses that could lead to their termination by the Petroleum Commissioner.

IPC Cayman is a newly formed development stage company with no operating history.

IPC Cayman, the company in which we recently acquired a 75% equity interest, is newly formed and has no operating history.  Its operations will be subject to all of the risks inherent in exploration stage companies with no revenues or operating history. Its potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially the oil and natural gas exploration business.  No assurance can be given that any particular investment return will be achieved.

We will be substantially dependent upon International Three Crown Petroleum LLC and its affiliates to develop the project.

We will be substantially dependent on International Three Crown Petroleum LLC and its affiliates to develop the offshore Israel project.  International Three Crown is the sole director of IPC Cayman and H. Howard Cooper is the manager of International Three Crown.  Mr. Cooper has significant experience in developing international oil and gas projects.  While he plans to retain consultants and contractors with extensive experience in managing and operating these kinds of international projects, his unavailability for any reason could negatively impact the ability of IPC Cayman to execute its strategy.

We cannot control activities on properties that we do not operate and are unable to control their proper operation and profitability.

We do not operate any of the properties in which we own an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production and revenues. The success and timing of exploration and development activities on properties operated by others therefore will depend upon a number of factors outside of our control, including:

•	the nature and timing of drilling and operational activities;
•	the timing and amount of capital expenditures;
•	the operator’s expertise and financial resources;
•	the approval of other participants in drilling wells; and
•	the operator’s selection of suitable technology.

The Mira and Sarah licenses must be drilled with two years or the license could be forfeited.

IPC Cayman must commence well drilling on each of the Mira and Sarah licenses within two years or the licenses could be forfeited.  IPC Cayman must also commence well drilling on any licenses obtained from the Benjamin permit within two years after they are secured. If our joint venture fails to drill timely wells before the license expiration, we will lose the drilling opportunities and our investment in the expired licenses.

Prospects that the IPC Cayman decides to drill may not yield natural gas or oil in commercially viable quantities.

IPC Cayman is conducting seismic surveys and other geological and geophysical analysis to identify and develop prospects in the areas covered by the Mira and Sarah licenses and Benjamin permit.  A prospect is a property on which indications of natural gas and oil have been identified based on available seismic and geological information and analyses. The prospects will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of data in the same and nearby areas will not enable IPC Cayman to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable.  If the seismic and other data are inconclusive or unsatisfactory, IPC Cayman may not be able to attract industry partners to conduct exploratory drilling on its properties.

There is currently no infrastructure to market oil or gas if hydrocarbons are discovered.

The Mira and Sarah licenses and Benjamin permit are located in an area of the eastern Mediterranean where there has not previously been production of oil and gas.  Accordingly, there is not currently any infrastructure in place to market oil or gas if hydrocarbons are discovered.  The Israeli government will have to approve the installation of infrastructure, and the construction of infrastructure will require significant capital investment.

Failure to fund capital expenditures could adversely affect the properties and our business.

The oil and gas industry is capital intensive. IPC Cayman’s exploration and development activities will require substantial capital expenditures to meet requirements in the licenses and any future licenses that may be granted covering the area of the Benjamin permit.  We have agreed to use our best efforts to raise up to $18 million to fund some of IPC Cayman’s activities through one or more equity or debt offerings or other financing transaction. There is no assurance that we will be able to obtain equity or debt financing on terms favorable to us, or at all.

We do not expect that debt financing will be available to IPC Cayman to support exploratory operations of the type required to establish commercial viability of the properties.  Cash flows of IPC Cayman will be subject to a number of variables, such as the success of drilling operations, production levels from successful wells, prices of crude oil and natural gas, availability of infrastructure and markets, and costs of services and equipment.  In addition, IPC Cayman could seek farmout arrangements with third parties. These farmouts could result in us giving up a substantial interest in the oil and gas properties, comprising two licenses and a permit for offshore exploration for gas and/or oil, we have acquired.  If IPC Cayman is not able to fund its capital expenditures, IPC Cayman’s interests in the properties might be forfeited, and we could lose our entire investment.

Recent market events and conditions could impede access to capital or increase the cost of capital, which would have an adverse effect on our and IPC Cayman’s abilities to fund working capital and other capital requirements.

The oil and gas industry is cyclical in nature and tends to reflect general economic conditions. Recent market events and conditions, including unprecedented disruptions in the current credit and financial markets and the deterioration of economic conditions in the U.S. and internationally, have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for us or IPC Cayman to obtain, or increase the cost of obtaining, capital and financing for IPC Cayman’s operations.  Access to additional capital may not be available on acceptable terms or at all.  Difficulties in obtaining capital and financing or increased costs for obtaining capital and financing would have an adverse effect on IPC Cayman’s ability to fund its working capital and other capital requirements and  could inhibit development of the property interests.

Our business is not geographically diversified.

Our property interests are located off the west coast of Israel.  We currently own no other working interests, leases or properties.  As a result, our current business will be concentrated in the same geographic region.  Our success or failure will be dependent upon the drilling and production results of any wells identified on the offshore Israel properties.

We face significant competition and many of our competitors have resources in excess of our available resources.

The oil and natural gas industry is highly competitive. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent crude oil and natural gas companies in a number of areas such as:

·	seeking to acquire desirable producing properties or new leases for future exploration;
·	marketing our crude oil and natural gas production;

·	seeking to acquire the equipment and expertise necessary to operate and develop properties; and
·	attracting and retaining employees with certain skills.

Many of our competitors have financial, technical and other resources substantially in excess of those available to us. This highly competitive environment could have an adverse impact on our business.

Risks of Oil and Natural Gas Investments

Oil and natural gas investments are highly risky.

The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells and the ownership of non-operating interests in oil and natural gas properties are highly speculative.  There is a possibility you will lose all or substantially all of your investment in us.  We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil and natural gas, nor can we predict the amount of time it will take to recover any oil or natural gas we do produce. Drilling activities may be unprofitable, not only from non-productive wells but also from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit.

Oil and natural gas prices are volatile and a reduction in these prices could adversely affect our  financial condition and results of operations.

The price that we may receive for oil or natural gas production from wells in which we have an interest will significantly affect our revenue, cash flow, access to capital and future growth. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The markets and prices for oil and natural gas depend on numerous factors beyond our control. These factors include:

·	changes in supply and demand for oil and natural gas;
·	actions taken by foreign oil and gas producing nations;
·	political conditions and events (including political instability or armed conflict) in oil or natural gas producing regions;
·	the level of global oil and natural gas inventories and oil refining capacity;
·	the price and level of imports of foreign oil and natural gas;
·	the price and availability of alternative fuels;
·	the availability of pipeline capacity and infrastructure;
·	the availability of oil transportation and refining capacity;
·	weather conditions;
·	speculation as to future prices of oil and natural gas and speculative trading of oil or natural gas futures contracts;
·	domestic and foreign governmental regulations and taxes; and
·	global economic conditions.
The effect of these factors is magnified by the concentration of our interests in Israel, where some of these forces could have disproportionate impact, such as war, terrorist acts or civil disturbances, changes in regulations and taxation policies by the Israeli government, exchange rate fluctuations, laws and polices of Israel affecting foreign investment, trade and business conduct and the availability of pipeline capacity and infrastructure.

A significant or extended decline in oil and natural gas prices may have a material adverse effect on our and IPC Cayman’s financial condition, results of operations, liquidity, ability to finance planned capital expenditures or  ability to secure funding from industry partners.

Exploration, development and production of oil and natural gas are high risk activities with many uncertainties that could adversely affect our financial condition and results of operations.

IPC Cayman’s drilling and operating activities will be subject to many risks, including the risk that commercially productive wells will not be discovered.  Drilling activities may be unprofitable, not only from dry holes but also from productive wells that do not generate sufficient revenues to return a profit. In addition, IPC Cayman’s drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

·	environmental hazards, such as natural gas leaks, pipeline ruptures and spills;
·	fires;
·	explosions, blowouts and cratering
·	unexpected or unusual forrnations;
·	pressures;
·	facility or equipment malfunctions;
·	unexpected operational events;
·	shortages of skilled personnel;
·	shortages or delivery delays of drilling rigs and equipment;
·	compliance with environmental and other regulatory requirements;
·	adverse weather conditions; and
·	natural disasters.

Any of these risks can cause substantial losses, including personal injury or loss of life; severe damage to or destruction of property and equipment; pollution; environmental contamination; clean-up responsibilities; loss of wells; repairs to resume operations; and regulatory fines and penalties.  Uninsured liabilities would reduce the funds available to IPC Cayman and may result in the loss of the properties, comprising two licenses and a permit for offshore exploration for gas and/or oil.

IPC Cayman will be subject to various governmental regulations which may result on material liabilities and costs.

Political developments and laws and regulations will affect IPC Cayman’s operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect  oil and natural gas production, operations and economics. We cannot predict how agencies or courts in the State of Israel will interpret existing laws and regulations or the effect these adoptions and interpretations may have on IPC’s business or financial condition.

IPC Cayman’s business is subject to laws and regulations promulgated by the State of Israel relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements can change and are subject to interpretation and IPC Cayman is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. IPC Cayman may be required to make significant expenditures to comply with governmental laws and regulations.

IPC Cayman’s operations are subject to Israeli environmental laws and regulations.  Because of the recent nature of the discoveries in the eastern Mediterranean and the absence of production, there has not been consideration of the impact that operations in this area may have on environmental laws and regulations, which could be changed in ways that could negatively impact IPC Cayman’s operations. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on the part of IPC Cayman and may require it to incur substantial costs of remediation. In addition, IPC Cayman may incur costs and penalties in addressing regulatory agency procedures involving instances of possible non-compliance.  The financial implications, if any, cannot be estimated at this stage.

Potential regulations regarding climate change could alter the way IPC Cayman conducts its business.

As awareness of climate change issues increases, governments around the world are beginning to address the matter. This may result in new environmental regulations that may unfavorably impact the IPC Cayman and its partners and suppliers. The cost of meeting these requirements may have an adverse impact on IPC Cayman’s financial condition, results of operations and cash flows.

The potential lack of availability or high cost of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect IPC Cayman’s ability to execute its exploration and development plans on a timely basis and within its budget.

From time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel in the oil and natural gas industry. During these periods, the costs of rigs, equipment and supplies are substantially greater and their availability may be limited, particularly in international locations that typically have more limited availability of equipment and personnel, such as Israel. During periods of increasing levels of exploration and production in response to strong demand for oil and natural gas, the demand for oilfield services and the costs of these services increase. Additionally, these services may not be available on commercially reasonable terms.

Risks Related to the Manager of the Project

The manager of IPC Cayman will have most powers relating to management of the project.

Under the agreement between us and International Three Crown Petroleum, we will have limited authority to participate in the management of IPC Cayman.  Our rights as the holder of a majority of the shares of IPC Cayman will include the right to approve:

•
Expansion of the scope of IPC Cayman’s business beyond the acquisition, development and potential farmout or sale of the Mira and Sarah licenses and Benjamin permit and any license that may be issued in lieu of such permit and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC Cayman (other than a sale or farmout to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and International Three Crown Petroleum or any affiliate;

•	Modify any compensation arrangement between the Project Company and International Three Crown Petroleum and any affiliate; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Other than those specified rights, International Three Crown Petroleum as the sole director of IPC Cayman will have the right to make operational decisions with respect to matters affecting the exploration and development of the licenses and permit, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost.

There is no guarantee that IPC Cayman will make cash distributions to its owners, including us.

Cash distributions are not guaranteed and will depend on IPC Cayman’s future drilling and operating activities and performance. The director of IPC Cayman has the authority to authorize and to make any distributions to its stockholders at such times and in such amounts as the director deems advisable. You may receive little or no return on your investment in us.

Conflicts of interest may arise.

Conflicts of interest may arise because of the relationships between and among IPC Cayman, International Three Crown Petroleum and us.  The interests of International Three Crown Petroleum may not coincide with the interests of us and our shareholders.  In addition, International Three Crown Petroleum and its majority member, H.Howard Cooper, may experience conflicts of interest in allocating their time and resources between IPC Cayman and other businesses, including other oil and gas projects.  The organizational documents do not restrict International Three Crown Petroleum and its affiliates from engaging in other business activities or specify any minimum amount of time that International Three Crown Petroleum and its affiliates are required to devote to IPC Cayman.

Risks Related to Ownership of our Stock

There is currently a limited trading market for our common shares.

There currently is a limited public market for our common shares.  Further, although our common shares are currently quoted on the OTC Bulletin Board, trading of our common shares may be extremely sporadic.  As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of, our common shares.  There can be no assurance that a more active trading market for our common shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in our common shares for an indefinite period of time.

Risks related to penny stocks.

Our common shares are subject to regulations prescribed by the SEC relating to “penny stock.” These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (as defined in Rule 501 of the U.S. Securities Act of 1933). These regulations could adversely impact market demand for our shares and adversely impact our trading volume and price.

The issuance of common shares upon the exercise of our outstanding warrants and options will dilute the ownership interest of existing stockholders and increase the number of shares eligible for future resale.

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders.  As of December 31, 2009, we had outstanding warrants to purchase an aggregate of 55,574,478 common shares and outstanding options to purchase an aggregate of 4,825,000 common shares.  To the extent the warrants and options are exercised, additional common shares will be issued and that issuance will increase the number of shares eligible for resale in the public market.  The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our common shares.

We expect to raise additional funds by issuing our stock which will dilute your ownership.

 We expect that we will likely issue a substantial number of shares of our capital stock in the financing transactions in order to fund the operations of IPC Cayman.  Under these arrangements, we may agree to register the shares for resale soon after their issuance. The sale of additional shares could lower the value of your shares by diluting your ownership interest in us and reducing your voting power Shareholders have no preemptive rights.

Compliance with the rules established by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 are complex. Failure to comply in a timely manner could adversely affect investor confidence and our stock price.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to perform an annual assessment of our internal controls over financial reporting and certify the effectiveness of those controls. The standards that must be met for management to assess the internal controls over financial reporting as now in effect are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process is new for us and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of the assessment by our independent registered public accountants. If we cannot perform the assessment or certify that our internal controls over financial reporting are effective, or our independent registered public accountants are unable to provide an unqualified attestation on such assessment, investor confidence and share value may be negatively impacted.

Your investment return may be reduced if we are lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC.  In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise, we will be subject to additional reporting obligations under the Exchange Act which could increase our SEC compliance costs.

We may be treated as a passive foreign investment company for U.S. tax purposes, which could subject United States investors to significant adverse tax consequences.

A foreign corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income taxation purposes, if in any taxable year either: (a) 75% or more of its gross income consists of passive income; or (b) 50% or more of the value of the company’s assets is attributable to assets that produce, or are held for the production of, passive income. Based on our current income and assets and our anticipated future operations, we believe that we currently are not a PFIC.  U.S. stockholders of a PFIC are subject to a disadvantageous U.S. income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.   The PFIC rules are extremely complex.  A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

We are a corporation organized under the laws of the Province of Ontario, Canada.  Most of our directors and executive officers are non-residents of the United States.  Because a substantial portion of their assets and currently all of our assets are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2009. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.  We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves.

In November 2009, we acquired (through our wholly owned subsidiary) an indirect 71.63% working interest in two drilling licenses and one exploration permit in the Levantine Basin, approximately 40 kilometers off the west coast of Israel. The two drilling licenses, Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”), cover approximately 198,000 gross (net 141,827) acres of submerged land, and the exploration permit, Petroleum Preliminary Permit 199 (“Benjamin”), covers approximately 461,000 gross (net 330,214) acres of submerged land adjacent to the land covered by the licenses.  Our working interest is held in the form of a 75% equity interest in IPC that was formed to explore and develop the offshore Israel project.  We do not own any other property interests.

We are currently focused on the offshore Israel project.  We currently are not seeking to acquire additional property interests in Israel or any other region or to pursue other business opportunities.  Our goal is to advance this project to the drilling stage as aggressively as prudent financing will allow to determine the presence of oil or natural gas. If we are successful in doing so, we believe we can attract the attention of the existing oil and gas companies already operating in the region or new oil and gas companies to enter into a development agreement or farmout agreement.

Offshore Israel Project

IPC acquired its interests in the Mira and Sara licenses and the Benjamin permit in November 2009, subject to the approval of transfer by the Petroleum Commissioner from PetroMed to IPC Cayman.  Substantial seismic data concerning the area covered by the Mira and Sara licenses and the Benjamin permit, including 2D and 3D seismic surveys, have been collected by WesternGeco.  IPC is negotiating the purchase of this data with WesternGeco.  IPC will need to raise additional funds to pay the purchase price for this data, including through contributions from us.  After obtaining the seismic data, IPC will seek to enter into a development agreement or farmout agreement with an established oil and gas company or to sell its interest in the Mira and Sara licenses and the Benjamin permit outright.  Alternatively, IPC may seek to raise sufficient capital to develop the Mira and Sara licenses and the Benjamin permit independently.

Status of Israeli Approval of the Licenses and Permits

On October 15, 2009 ITC entered into an agreement with PetroMed under which ITCwas granted the right to purchase PetroMed’s rights in license 347 Mira, license 348 Sarah and preliminary permit with priority rights 199 (“Benjamin”). On November 18, 2009, the PetroMed transaction was consummated, and as part of the closing, PetroMed was paid the contractual consideration and PetroMed provided IPC, ITC’s designee, with irrevocable deeds of assignment with respect to each of the licenses and  permit.

Written notice regarding the consummation of the PetroMed transaction was provided to the office of the Petroleum Commissioner by PetroMed and ITC on November 25, 2009.

Under Section 76(a) of the Israel Petroleum Law, the permit may be transferred only with the permission of the Petroleum Commissioner and the licenses may be transferred only with the permission of the Petroleum Commissioner and after the Petroleum Commissioner’s consultation with the Petroleum Council. In a notice released by the Petroleum Commissioner’s office in October 2009, it was stipulated that applications for the next meeting of the Petroleum Council were to be submitted by January 20, 2010, although the date set for the next meeting of the Petroleum Council was not stated in the notice.

Accordingly, on January 18, 2010, IPC filed applications with the Petroleum Commissioner to transfer the licenses and permit in accordance with Section 76(a) of the Law, with the application to transfer the permit also including an application to be granted a license based on the permit and its attending priority rights.

At a meeting held with the Petroleum Commissioner at the time of filing the applications on January 18, 2010, the Petroleum Commissioner notified IPC that the next meeting of the Petroleum Council would be held on February 8, 2010.

PetroMed sent an e-mail to IPC Cayman and the Petroleum Commissioner on January 17, 2010, purporting to ‘rescind’ the PetroMed transaction and has, to the best of IPC Cayman’s knowledge, further addressed the Petroleum Commissioner with claims that the Petroleum Commissioner deny the applications. In addition, IPC Cayman received verbal indication from the Petroleum Commissioner that the permit would lapse at the end of its term on February 5, 2010, and the Petroleum Commissioner would not approve the conversion of the permit into a license. Thereafter, PetroMed communicated its withdrawal of rescission to the Petroleum Commissioner with respect to the request to transfer the permit  and convert it into a license and requested that the Petroleum Commissioner place the request for conversion of the permit before the Petroleum Council.

IPC Cayman has not received written notice from the Petroleum Commissioner with respect to any of the applications. However, none of the applications were on the agenda for the Petroleum Council's meeting held on February 8, 2010.

On January 19, 2010, PetroMed filed a complaint in the U.S. District Court for the Western District of Washington against Bontan, Howard Cooper and ITC.  The complaint requests, among other things, rescission of PetroMed’s assignment of its 95.5% interest in the Mira and Sarah licenses and Benjamin permit to IPC and a declaration that the contracts with the defendants are null and void.

On February 12, 2010, ITC and IPC Cayman filed a complaint in the Denver, Colorado District Court against PetroMed and other defendants.  ITCand IPC Cayman allege that the defendants are actively interfering with IPC Cayman’s application before the Israel Ministry of Natural Infrastructure for transfer to IPC Cayman of PetroMed’s 95.5% interest in the Rights.  In the lawsuit, ITC and IPC Cayman seek, among other matters, temporary, preliminary and permanent injunctive relief in order to avoid real, immediate and irreparable harm to ITC and IPC resulting from the defendants’ alleged wrongful conduct.  The lawsuit also seeks damages for defendants’ alleged multiple tortuous acts and materials breaches of contracts, and a declaration of the parties’ rights and obligations under the contracts.  On February 15, 2010, the defendants filed a notice to remove this action from state court to federal court.  On February 18, 2010, the federal judge remanded the case to state court.

ITC has informed us that, in light of the dispute as to ownership of the Mira and Sarah drilling licenses and the Benjamin exploration permit, the Petroleum Commissioner has declined to transfer the licenses and permit to IPC Cayman and has indicated to IPC Cayman that he will be terminating the permit and possibly the licenses.

Separately, ITC has informed us that because WesternGeco has not been paid its $12.5 million in full, it continues to refuse to turn over the seismic data and its interpretation, which IPC must deliver to the Petroleum Commissioner as a condition of the Benjamin permit and the Mira and Sarah licenses.  Failure to deliver the seismic data and its interpretation is a default under the permit and licenses that could lead to their termination by the Petroleum Commissioner.

Manager of Offshore Israel Project

Under the terms of a stockholders agreement, ITC is the sole director of IPC and is managing the offshore Israel project.   The majority member and principal of  ITC is H. Howard Cooper.

H. Howard Cooper is currently the manager of ITC, which serves as the sole director of IPC. Mr. Cooper is also the manager of Power Petroleum LLC.  ITC was formed by Mr. Cooper in 2005 to identify and purchase oil and gas leases, primarily in the U.S. Rocky Mountain Region. Power Petroleum, which was formed by Mr. Cooper in 2007, puts drilling prospects together in Colorado, Montana, Utah and North Dakota.  From 1996 until February 2005, Mr. Cooper was the chairman of the board of directors of Teton Energy Corporation, a U.S. publicly traded company formerly known as Teton Petroleum Company.  Mr. Cooper also served as president and CEO of Teton from 1996 until May 2003.  During his tenure with Teton, Teton primarily  engaged in oil and gas exploration,  development, and production in Western Siberia, Russia. Prior to joining Teton, Mr. Cooper served as a director and president of American Tyumen, a company he founded in 1996 and which shortly thereafter merged with Teton.  From 1994 to 1995, Mr. Cooper was a principal with Central Asian Petroleum, an oil and gas company with its primary operations in  Kazakhstan.  From 1992 to 1994 Mr. Cooper served with AIG, an insurance group in New York, evaluating oil and gas projects in Russia. From 1981 - 1991, Mr. Cooper was an independent landman developing oil and gas opportunities in the U.S. Rocky Mountain Region.

Under the stockholders agreement, we have limited authority to participate in the management of IPC.  ITC as the sole director of IPC will have the right to make operational decisions with respect to matters affecting the exploration and development of the licenses and permit, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost.

The director must get prior written approval of stockholders holding a majority of shares of IPC to take any of the following actions:

•
Expansion of the scope of IPC’s business beyond the acquisition, development and potential farmout or sale of the Mira and Sarah licenses and Benjamin permit and any license that may be issued in lieu of such permit and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC (other than a sale or farmout to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC;

•	Liquidate IPC;

•	Enter into any contract or agreement between IPC and ITC or any affiliate;

•	Modify any compensation arrangement between the Project Company and ITC and any affiliate; and

•	Amend the organizational and internal operating documents of IPC.

Under the stockholders agreement, IPC will pay ITC a monthly management fee of $20,000 for its services as director of IPC and is obligated to reimburse  reasonable out-of-pocket expenses incurred by the director on behalf of IPC.  In connection with any farmout, sale or other transfer of all or a portion of the offshore Israeli project, ITC will receive a disposition fee equal to the product of 5% of our percentage ownership interest in IPC and the total cash proceeds received by us or our shareholders in such transaction. ITC will also receive a warrant to purchase a number of our common shares which is equal to the product of 5% of our percentage ownership interest in IPC and the fair market value of all consideration received by us in such transaction, divided by the market price of one common share as of the date of issuance of the warrant.  The exercise price of the warrant will be equal to the market price.  In addition, ITC will receive $50,000 for every $1,000,000 increase in current assets received by IPC or Bontan from investors introduced by ITC to IPC or Bontan.

Israel's Petroleum Law

Exploration and production of gas and oil in Israel is governed by the Petroleum Law, 1952 of the State of Israel. The administration and implementation of the Petroleum Law and the regulations promulgated thereunder is vested in the Minister of National Infrastructures and the Petroleum Commissioner, with the  Petroleum Council generally playing an advisory role.   The following discussion includes a brief summary of certain aspects of the current legal situation.

Petroleum resources are owned by the State of Israel, regardless of whether they are located on state lands or the offshore continental shelf. No person is allowed to explore for or produce petroleum without being granted a specific right under the Petroleum Law. Israeli law provides for three types of rights, two relevant to the exploration stage and the third for production:

•
Preliminary permit. The preliminary permit allows a prospector to conduct preliminary investigations, such as field geology, airborne magnetometer surveys and seismic data acquisition, but does not allow test drilling. The holder of a preliminary permit is entitled to request a priority right on the permit area, which, if granted, prevents an award of petroleum rights on the permit area to any other party. The priority right may be granted for a period not to exceed 18 months. The maximum area for an offshore preliminary permit is 4,000,000 dunam. One dunam is equal to 1,000 square meters (approximately .24711 of an acre). There are no restrictions as to the number of permits that may be held by one prospector. However, the petroleum regulations mandate that the prospector demonstrate that he possesses requisite experience and financial resources necessary to execute a plan of operation.

•
License. A license grants the exclusive right for further exploration work and requires the drilling of one or more test wells. The initial term of a license is up to three years and it may be extended for up to an additional four years. An offshore license area may not exceed 400,000 dunam (approximately 98,800 acres). No one entity may hold more than twelve licenses or hold more than a total of four million dunam in aggregate license area.

•
Production lease. Upon discovery of petroleum in commercial quantities in the area of a license, a licensee has a statutory "right" to receive a production lease. The initial lease term is 30 years, extendable up to a maximum period of 50 years. A lease confers upon the lessee the exclusive right to explore for and produce petroleum in the lease area and requires the lessee to produce petroleum in commercial quantities (or pursue test or development drilling). The lessee is entitled to transport and market the petroleum produced, subject, however, to the right of the government to require the lessee to supply local needs first, at market price.

The holders of preliminary permits, licenses and leases are required to pay fees to the government of Israel to maintain the rights. The fees vary according to the nature of the right, the size and location (on-shore or off-shore) of the right, area subject of the right and, in the case of a license, the period during which the license has been maintained. The fees range from New Israeli Shekels (NIS) 66.72 (approx. USD $17.78 at the Bank of Israel representative rate published on February 15, 2010) per 1,000 dunam (approx. 247.11 acres) per year for a permit to NIS 12131.52 (approx. USD $3,233.35) per 1,000 dunam per year for a lease (except for 50,000 dunam around each producing well for which no fee is due). All fees are linked to the Israeli Consumer Price Index.

The holder of a right under the Petroleum Law, whether permit, license or lease, is required to conduct its operations in accordance with a work program set as part of the respective right, with due diligence and in accordance with the accepted practice in the petroleum industry. The holder is required to submit progress and final reports; provided, however, the information disclosed in such reports remains confidential for as long as the holder owns a right on the area concerned.

If the holder of a right under the Petroleum Law does not comply with the work program provided for by the terms of the right, the Petroleum Commissioner may issue a notice requiring that the holder cure the default within 60 days of the giving of the notice, together with a warning that failure to comply within the 60-day cure period may entail cancellation of the right. If such right is cancelled following such notice, the holder of the right may, within 30 days of the date of notice of the Petroleum Commissioner's decision, appeal such cancellation to the Minister of National Infrastructures. No right may be cancelled until the Minister has ruled on the appeal.

The holder of a license or lease on which there is a producing well is required to pay a royalty to the government of 12.5% of production. The government may elect to take the royalty in kind, or take payment in cash for its share of production.

Application of Israeli Law Outside of the Israeli Territorial Waters

Current Israeli law provides that (a) the territorial waters of Israel are 12 miles from the shoreline and (b) the seabed and the subsea bed adjacent to the shoreline and outside of the territorial waters are included in the area of the State of Israel up to such depth as enables exploitation of natural resources. The waters above such subsea areas (high seas) are not considered as part of Israeli territory. Maritime law and international public law would apply to such areas. There are therefore certain ambiguities with respect to the application of Israeli law to activities taking place outside the territorial waters. Since the Mira and Sarah licenses and Benjamin permit are outside of the Israeli territorial waters, as set out above, there is uncertainty as to the application of Israeli law to activities in their area, with the exception of the Petroleum Law, which does apply.

A proposal for a new subsea law is currently before the legislator, which would, if enacted, replace the above laws and determine Israel's sovereign rights in areas that extend beyond its territorial waters

It is anticipated that the area of the Mira and Sarah licenses and Benjamin permit would be included in an Exclusive Economic Zone (EEZ) area to be declared under the new subsea law, and if the area of the EEZ is decreased, then the area of the licenses and the permit would be decreased in such manner so as to ensure that its entire area will fall within the area of the EEZ, without compensation to the owner of the licenses or permit.

We do not know and cannot predict whether any legislation in this area will be enacted and, if so, in what form and which of its provisions, if any, will relate to and affect our activities, how and to what extent nor what impact, if any, it might have on our financial statements.

Administrative approvals are required from a number of ministries and agencies in the field of oil and gas exploration and development. Over the past few years, a number of legislative bills which would affect this are have been proposed (but not yet passed), and such bills, if passed into law, could have a negative effect on our business and activities.

Environmental Matters

Oil and gas drilling operations could potentially harm the environment if there are polluting spills caused by the loss of well control. The Petroleum Law and the regulations promulgated thereunder provide that the conduct of petroleum exploration and drilling operations be pursued in compliance with “good oil field practices” and that measures of due care be taken to avoid seepage of oil, gas and well fluids into the ground and from one geologic formation to another. The Petroleum Law and the regulations promulgated thereunder also require that, upon the abandonment of a well, it be adequately plugged and marked. Furthermore, the Petroleum Commissioner and the Minister of National Infrastructures have authority to enforce measures to prevent damages.

Our operations may also be subject to claims for personal injury and property damage caused by the release of chemicals or petroleum substance by us or others in connection with the conduct of petroleum operations on our behalf. Such claims could be advanced under public international law claims or under national laws of tort.

We do not know and cannot predict whether any legislation in the environmental area will be enacted and, if so, in what form and which of its provisions, if any, will relate to and affect our activities, how and to what extent nor what impact, if any, it might have on our financial statements.

Results of operations

Three months ended December 31	2009	2008
	in 000' CDN $	in 000' CDN $
Income	(82)	(150)
Expenses	(601)	(126)
Non-controlling interests	52	-
Net loss for period	(631)	(126)
Deficit at end of period	(34,935)	(33,069)

Overview

During the three months ended December 31, 2009, the main activities were as follows:

a.	Completing acquisition of Offshore Israel Project as explained earlier in this report.

b.	Completing private placement to raise US$ 500,000 that was announced previously in December 2009. This was completed in October 2009.

c.	Reviewing various short term investments in our investment portfolio and disposing off significant portion of those investments which indicated declining values.

d.
Began a new private placement to raise up to US$ 5.5 million to be followed by another fund raising campaign to raise up to further US$ 13 million to fund the seismic data acquisition on the offshore Israel project..

All the above events have been discussed further in this report.

During the quarter ended September 30, 2008, the management mainly focused on completing the annual audit and filings of the audited financials and annual reports will Canadian and US regulatory authorities. We also completed and updated the Manual of Internal Controls over financial reporting for the Company and introduced certain procedures to formalize and document our on-going internal control processes.

The following were the key activities in the quarter ended December 31, 2008:

1.
The management continued its efforts at acquiring a suitable business venture and had reviewed several proposals without much success. However, it has focused on one business proposal where negotiations and due diligence are currently continuing.

2.
Deteriorating market conditions affected all our short term investments which eroded further in their values. We disposed of some of these holdings at a loss since their market prices presented least chances of recovery in the near future.

3.	In December 2008, the board of directors of the Company approved several key matters:

a.
A private placement to raise up to US$ 500,000 through issuance up to ten million units at US$0.5 comprising one common share of the Company and one warrant which can be converted into one common share at an exercise price of US$0.10 each within two years. The private placement notices were sent to the previous private placement participants and to date no subscription has been received. The Company plans to keep the private placement open for another month.

b.	The expiry date for 11,124,460 warrants issued in connection with 2006 private placement has been extended by another six months and exercise price lowered to US$ 0.25 from US$ 0.35.

c.	The expiry date of 4,825,000 options allowed to management, consultants and directors has been extended by one year and option price reduced to US$0.15 from an average of US$0.46.

All the above changes were made in response to deteriorating economic and market conditions which would make it almost impossible to attract further equity financing at original prices since average market price of the Company’s common shares remaining at around US$0.05 with very limited liquidity through most of the period.

d.
Two of the consultants of the Company who were originally issued common shares in lieu of cash for their services were allowed to return some or all of their shares for cancellation and instead they were to be paid in cash. Only one of them has returned shares so far.

Income

Three months ended September 30	2009		2008
	$		$
Loss on disposal of short term investments		(313,489)		(151,279)
Exchange gain on translation		231,634		92,102
Interest		-		1,267

		(81,855)		(57,910)

There was no revenue during the quarter ended December 31, 2009. one short term investment was disposed of during this quarter resulting in a realized loss of approximately $313,000, which is explained below. We also had exchange gains of approximately $232, 000 from translation of foreign currency items on the period end date as part of the consolidation. These gains are also explained later in this report

Negative income for the quarter ended December 31, 2008 also was a result of capital losses realized from disposal of short term investments, reduced partly by exchange gains on period end translations of foreign currency items on consolidation

Gains and Losses on disposal of short term investments

During the quarter ended December 31, 2009, management continued its previous quarter review of  its short-term investment portfolio and identified one holding, Probe Resources Limited, whose market value remained depreciated for quite some time and showed no signs of any recovery in the near future. We therefore decided to dispose of this investment, which had carrying value of $389,620 for $76,120 and focus on those whose values are likely to improve.

Losses during the 2008 quarter were mainly attributed to sales of two securities which generated losses of approximately $159,000. Management did not believe that prices of these securities would improve in the near future and that holding them further would only result in more losses. it was therefore considered prudent to cut our losses now.

Exchange gains on translation

Exchange losses and gains related to translation losses and gains arising from converting foreign currency balances, mainly in US dollar, into Canadian dollar, which is the reporting unit of currency, on consolidation.

During the quarter ended December 31, 2009, we acquired significant asset – Offshore Israel Project – as explained earlier. The purchase price was in US dollar. We also took over liability to pay for the seismic data as part of the Project which was approximately US$ 12 million and also borrowed short term funds in US$ of approximately $ 1.6 million. Thus, at the period end, almost all our current liabilities were in US dollar. US dollar weakened marginally against Canadian dollar during the quarter form US$1 = CDN$ 1.06 at the beginning of the quarter to US$1 = CDN$1.05 at the end of the quarter. Bulk of the translation gains arose from this exchange differences when we converted all liabilities in US dollar into Canadian dollar at the yearend rate. Majority of the Company’s assets and capital transactions were done at historical costs and were not converted at the period end rate and so there were no significant offsetting gains.

Canadian dollar weakened significantly against US dollar during the quarter ended December 31, 2008 by approximately 16% from $1.059 Canadian per US Dollar as at September 30, 2008 to $1.2246 Canadian per US Dollar at December 31, 2008. This resulted in a capital gain of approximately $92,000 for the quarter since approximately 5% cash and short term investments were in US dollars.

Expenses

The overall analysis of the expenses is as follows:

Three months ended December 31	2009	2008

Operating expenses	$109,528	$76,197
Consulting fee and payroll	214,634	141,640
Interest and financing commission	276,496	-

	$600,658	$217,837

Operating Expenses

Three months ended December 31	2009	2008

travel, meals and promotions	$22,657	$11,593
Shareholder information	45,231	40,171
Professional fees	8,653	6,342
Other	32,987	18,091

	$109,528	$76,197

Travel, meals and promotions

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and other consultants in visiting Vancouver, UK and USA in connection with the Israel Offshore Project and fund raising efforts and local club and entertainment costs in business meetings.

2008 period expenses mainly included local costs by way of club and entertainment in connection with business prospects and potential investors meetings. There was no  foreign travel during the quarter.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

The minor differences in fee between the fiscal periods 2009 and 2008 were due to changes in the exchange rates between Canadian and US dollars.

The management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Professional fees

Professional fees primarily consist of audit and legal fees.

During the quarter ended December 31, 2009, audit fee was accrued at approximately $8,000 on the basis of the estimated annual fee of $35,000. Legal costs incurred in connection with the offshore Israel Project were capitalized.

Three months ended December 31	2009	2008

Fees settled in common shares	$80,258	$64,499
Fees settled in cash	121,572	65,570
Payroll	12,804	11,571

	$214,634	$141,640

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The following were the key details forming part of consulting fee and payroll costs during the quarter ended December 31, 2009

a.
Three independent consultants were retained during the quarter for services related to the Israel Offshore Project. Total of 228,333 shares were issued to them as fee out of the 2009 Consultant Stock Compensation Plan. These shares were valued at a market price on the date of their issuance.

b.
Fees settled in cash consisted of fee of $30,000 each paid to Mr. Kam Shah, the chief executive and financial officer and Mr. Terence Robinson, a key consultant for the quarter. two independent directors were paid $2,500 for their services as members of the audit committee. Approximately $60,000 was paid to consultants hired by the Company as well as its subsidiary, IPC during the quarter.

c.	The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position

Consulting fee for the quarter ended December 31, 2008 included a provision for $60,000 payable to Mr. Terence Robinson as cash fee for the six months ended December 31, 2008 in lieu of 275,000 common shares, previously issued under Consultant compensation plan , being returned by him for cancellation as approved by the Board of Directors of the Company in December 2008.

The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

Interest and advisory fee

During the quarter ended December 31, 2009, the company and its subsidiary, IPC borrowed a total of approximately $1.8 million as short term loans. Two of these loans carried interest at 10% per annum and one carried interest at 5% per annum. Interest cost on these loans was approximately $ 15, 800.The Company’s subsidiary; IPC also had an obligation to pay Western Geophysical, a survey company a sum of approximately US$12 million for 2D and 3D seismic data relating to the Offshore Israel Project. The net outstanding balance payable carried interest at the rate of 1.5% per month. Total interest cost for the quarter was approximately $44,000. Further, the Company and its subsidiary, IPC paid advisory fee of approximately $220,000 to Bandel Interests LLC, a non related corporation,  computed on on funds raised. This amount was expensed.

There were no loans or any other obligations during the 2008 quarter.

Liquidity and Capital Resources

Working Capital

As at December 31, 2009, the Company had a negative  working capital of approximately $11 million compared to a working capital of $1.4 million as at March 31, 2009.

Main causes of the negative working capital were acquisition of payable of approximately $12 million to the survey company and short term loans of $1.8 million to finance the Offshore Israel Project.

The Company is currently working on raising additional funds through equity financing to pay off the survey costs and short term loans. The cash and short term investments on hand make up around $ 2.3 million which will be primarily used for operating needs.

Cash on hand as at December 31, 2009 was approximately $419,000  compared to $352,000 as at March 31, 2009.

Operating cash flow

During the quarter ended September 30, 2009, operating activities generated a net cash inflow  of approximately $11.3 million, mainly due to withholding payments to the surveyor.

During the quarter ended December 31, 2008, operating activities required net cash outflow of $42,222, which were met primarily through cash on hand.

We hope to meet the expected increase in operating cash requirement through profitable disposal of some of our short term investments which have begun to grow in value and from equity financing through private placements.

Investing cash flows

During the quarter ended December 31, 2009, the management continued its reviewed its entire short term portfolio and disposed off one major investment  which continued to decline in value and showed no sign for any improvement in the near future. The disposal generated a net cash flow of approximately $61,000, which after netting off small acquisitions of $46,000 resulted in net cash flow of $15,000. During this period, the Company acquired certain software and computer for approximately $ 2,000 and invested approximately $ 15 million in the Offshore Israel Project, thus overall outflow of approximately $15 million. Of this, approximately $11.3 representing surveor’s costs were withheld and balance was met from equity and loans financing

During the three months ended December 31, 2008, the Company invested approximately $521,000 in short term marketable securities while realised approximately $470,000 from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

Composition of our short term investments:

The Company had short term investments at a carrying cost of approximately $4.3 million as at December 31, 2009 – of which $4.1 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 93% of the investments were in 12 public companies while 7% was invested in two private companies. These investments were stated at their fair value of approximately $2 million as at December 31, 2009 and the difference representing unrealised loss of approximately $2.3 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The Company had short term investments at a carrying cost of approximately $5.5 million as at December 31, 2008 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 26 public companies while 5% was invested in three private companies. These investments were stated at their fair value of approximately $1.2 million as at December 31 2008 and the difference representing unrealised loss was transferred to accumulated other comprehensive loss and included under shareholders equity.

overall fair value improved since March 31, 2009 from $1.1 million to $2 million, reflecting improvement in stock market, despite disposal of several investments since March 2009.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following are our key investments:
March 31,	December 31, 2009			March 31, 2009
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,292	1869	1137	1,227	1838	362
Roadrunner Oil & Gas Inc.	1,679	643	352	1,529	627	145
Skana Capital Corp	773	706	259	773	706	186
8 (March 31, 2009: 23 ) other public companies - mainly resource sector		795	237		2082	399
		$4,013	$1,985		$5,253	$1,092
Non-marketable securities
Cookee Corp	1,000	200	-	1,000	200	-
One other private company ( 2009: One )		52	-		63	-
		$252	$-		$263	$-

		$4,265	$1,985		$5,516	$1,092

Management carried out a thorough review of its portfolio during the quarters ended September 30, 2009 and December 31, 2009.  Several investments whose values continued to decline during the last twelve months and showed no sign of improvements were disposed off at a loss as explained earlier, so that we can monitor the remaining closely. We believe that the fundamentals of the remaining investments in our portfolio are strong and they will eventually either recover fully or current temporary losses in value declining significantly

Financing cash flows

There were two private placement campaigns to raise equity funds. One began before teh quarter and was closed during the quarter having achieved the financing target. The second one commenced during the quarter and is still in progress.

On December 12, 2008, The Board of Directors of the Company approved a private placement to raise equity funds up to US$500,000. The private placement consists of Units up to maximum of ten million, to be issued at US0.05 per Unit. Each Unit would comprise one common share of the Company and one full warrant convertible into one common share of the Company at an exercise price of US$0.10 each within two years of the issuance of warrant.

The board also approved a finder’s fee at 10% of the proceeds from the issuance of units and from the warrants attached thereto plus 10% in warrants of the warrants issued at the same terms payable to Current Capital Corp., a related party.

During the three months ended December 31, 2009, the Company received eight subscriptions for a total of 7.5 million units for a net proceeds of $359,252.

On  November 20, 2009, The Board of Directors of the Company approved a private placement to raise equity funds up to US$ 5,500,000. The private placement consists of Units up to maximum of 27.5 million, to be issued at US0.20 per Unit. Each Unit would comprise one common share of the Company and one full warrant convertible into one common share of the Company at an exercise price of US$0.35 each within five years of the issuance of warrant.

The board also approved a finder’s fee at 10% of the proceeds from the issuance of units and from the warrants attached thereto plus 10% in warrants of the warrants issued at the same terms payable to Current Capital Corp., a related party, subject to reduction by the finder’s fee payable to ITC at 5% of the net proceeds of Units subscribed by investors introduced through ITC.

During the three months ended December 31, 2009, the Company received ten subscriptions for a total of 8,725,000 million units for net proceeds of approximately $1.6 million.
The Company also borrowed approximately $1.8 million through three loans. Details of these loans are explained in note 9 of the three and nine months financial statements as at December 31, 2009.

During the three months ended December 31, 2008, there was no financing activity.

However, on December 12, 2008, the directors of the Company approved a private placement to raise equity funds of up to US$500,000as explained above The private placement was considered necessary to improve the Company’s liquidity and holding ability so that it may be able to gain higher values for its investments once the current market conditions improve.

Key Contractual obligations

These are detailed in Note 15 – commitments and contingent liabilities to the consolidated unaudited financial statements for the three and nine months ended December 31, 2009.

Off balance sheet arrangements

At December 31, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 16  and elsewhere of the consolidated unaudited financial statements for the three and nine  months ended December 31, 2009.

 Given below is background information on some of the key related parties and transactions with them:
1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

4.	ITC, through its director and substantial shareholder, Mr. Howard Cooper, is the manager of our subsidiary, IPC. ITC also holds 22.5% equity interest in IPC.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At December 31, 2009 we had invested approximately $4.3 million (March 31, 2009: $5.5 million) in short-term marketable securities.  Approximately 93% (March 31, 2009: 57%) of this investment is in common shares of three Canadian listed and traded corporations as detailed above under investing cash flow section.

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its short term investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in viable business projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis. Most of our investments are in oil and gas resource industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants have opted for several years to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

The company has certain short term loans which will be due for repayment within a year and also has significant survey cost to pay. Thus, it will require additional funds of at least $ 13 million to meet its future requirements. The Company is trying to raise these funds through equity financing. However, if such financing efforts are not successful, the Company face significant laiquidity problem and may have to lose its interest in Offshore Israel Property.

The Company does not trade on margins.

Foreign Currency Risk

The majority of our expenditures is in US dollar. As at December 31, 2009; approximately $21.2 million – 91% - of our assets and almost all our liabilities  were held in US dollar.  (As at March 31, 2009: approximately $45,000 or 3%).  We had a foreign exchange gain of approximately $232,000 for the three months ended December 31, 2009 (see Results of Operations – Exchange gain  above), which was relatively higher due to significant amount of liabilities in US dollar being translated into Canadian dollar at a value reflecting stronger Canadian dollar against US dollar.

Further, the Company also plans activities in Israel  involving different local currency. Exchange rates for this and US currency  in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has three loans subject to interest payments.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

New accounting policies

Recent accounting pronouncements

New accounting policies adopted  and new accounting pronouncements during the quarter ended December 31, 2009 are further explained in the unaudited consolidated financial statements for the three and nine months ended December 31, 2009.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.

Owing to recent acquisition of Offshore Israel Property, we prefer to postpone our detailed planning for conversion to IFRS at a later date when we may have greater information about the project and will have to address greater operational and accounting issues in this context.

However, the key elements of our changeover plan include:

1. Scoping and diagnostic
High level analysis to:
• Assess differences between IFRS and GAAP
• Identify elective and mandatory exceptions available under IFRS 1
• Scope out potential impacts on systems and processes
• Identify impacts on business relationships including contractual arrangements

2. Impact analysis, evaluation and design
• Determine projected impact of adopting IFRS on financial statements and develop accounting processes
• Develop and finalize changes to systems and internal controls
• Address business activities including contractual arrangements, compensation arrangements, budgeting/forecasting
• Prepare reporting templates and training plan

3) Implementation and Review
• Collect and compile IFRS information for reporting
• Execute changes to information systems and business activities
• Communicate

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2009 and additional policies adopted during the three months ended December 31, 2009 as explained in Note 3 of the three and nnine months unaudited consolidated financial statements ended December 31, 2009 . Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties. This may however require further interim review in the next quarter when our Offshore Israel Project may commence increased activities and our new subsidiary, IPC becomes fully operational.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2009, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis Disclosure controls and procedures and internal controls over financial reporting  as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation

Subsequent events

Subsequent events have been evaluated through February 25, 2010, when the unaudited consolidated financial statements were available to be issued.

Key events are explained in detail in Note 20 of the unaudited consolidated financial statements for the three and nine months ended December 31, 2009

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.